EXHIBIT 12.1

Earnings to Fixed Charges

	2008	2009	2010	2011	2012
Earnings:
Income (loss) before taxes	-210	255	-162	-346	4
Interest	321	304	313	327	328
Interest portion of rental expense	19	19	19	19	20
	130	578	170	0	352

Fixed Charges:
Interest	321	304	313	327	328
Interest capitalized	2	2	2	3	5
Interest portion of rental expense	19	19	19	19	20
	342	325	334	349	353

Ratio	0.4	1.8	0.5	0.0	1.0

Shortfall (overage)	212	-253	164	349	1